Free Writing Prospectus to Preliminary Terms No. 10,347

Registration Statement Nos. 333-250103; 333-250103-01

Dated September 21, 2023; Filed pursuant to Rule 433

Morgan Stanley

3-Year Worst-of JPM and AMZN Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	JPMorgan Chase & Co. common stock (JPM) and Amazon.com, Inc. common stock (AMZN)
Early redemption:

If, on any quarterly redemption determination date, the determination closing price of each underlying stock is greater than or equal to its respective initial share price, the securities will be automatically redeemed.

	Redemption determination dates:	Redemption threshold level:
	1st – 4th:	100% of the initial share price for each underlying stock
	5th – 11th:	90% of the initial share price for each underlying stock
Downside threshold level:	50% of the initial share price for each underlying stock
Contingent quarterly coupon:	At least 9.85% per annum, with a memory feature. See the accompanying preliminary terms.
Coupon payment dates:	Quarterly
Redemption dates:	Quarterly
Pricing date:	October 10, 2023
Final observation date:	October 12, 2026
Maturity date:	October 19, 2026
CUSIP:	61775H7L5
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988223024826/ms10347_fwp-13354.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-50%	$1,000.00
-51%	$490.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

●The contingent coupon, if any, is based only on the determination closing prices of the underlying stocks on the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of either underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●The estimated value of the securities is approximately $966.10 per security, or within $45.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●Investing in the securities is not equivalent to investing in the common stock of JPMorgan Chase & Co. or the common stock of Amazon.com, Inc.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of both underlying stocks, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●No affiliation with JPMorgan Chase & Co. or Amazon.com, Inc.

●We may engage in business with or involving JPMorgan Chase & Co. or Amazon.com, Inc. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.